STATEMENT OF FINANCIAL CONDITION

BTG Pactual US Capital, LLC
December 31, 2018
With Report of
Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BTG Pactual US Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Lexington Avenue, 57th Floor
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederico Monnerat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BTG Pactual US Capital, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

CEO

Title

Notary Public

DEAN PARK
NOTARY PUBLIC-STATE OF NEW YORK
No. 02PA6224661
Qualified In New York County
My Commission Expires 7/6/22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BTG Pactual US Capital, LLC

Statement of Financial Condition

December 31, 2018

Table of Contents

Facing Page and Oath or Affirmation

Report of Independent Registered Public Accounting Firm …………………………………....1
Statement of Financial Condition…………………………………………………..………….2
Notes to the Statement of Financial Condition……………………………………………………3



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
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Report of Independent Registered Public Accounting Firm

The Member and Board of Managers
BTG Pactual US Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BTG Pactual US Capital, LLC (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2009.

February 28, 2019

BTG Pactual US Capital, LLC

Statement of Financial Condition

December 31, 2018
(In Thousands of US dollars)

Assets

Cash and cash equivalents	$75,653
Cash segregated under federal and other regulations	100
Due from brokers, clearing organizations and others	54,865
Due from affiliates, net	7,330
Securities owned, at fair value	3,862
Other assets	430
Total assets	$142,240

Liabilities and member's equity

Accounts payable and accrued expenses	$15,358
Due to brokers, clearing organizations and others	13,378
Due to affiliates, net	2,212
Total liabilities	30,948
Member's equity:	
Member's capital	162,311
Accumulated deficit	(51,019)
Total member's equity	111,292
Total liabilities and member's equity	$142,240

See notes to the statement of financial condition.

BTG Pactual US Capital, LLC

Notes to Statement of Financial Condition

December 31, 2018
(In Thousands of US dollars)

1. Organization

BTG Pactual US Capital, LLC (the "Company") is incorporated in Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and commenced operations in the capacity of a broker-dealer on December 14, 2009. The Company is also a registered introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The life of the Company is perpetual.

The Company has its main office in New York, and acts as an agent for customers in the purchase and sale of U.S. and non-U.S. securities. The Company clears its agency U.S. securities through Pershing LLC and proprietary U.S. securities through Citigroup Global Markets Limited. With respect to non-U.S. securities, the Company primarily uses the services of an affiliated company, Banco BTG Pactual S.A, to clear transactions in Brazil, and Citigroup Global Markets Limited or foreign affiliates to clear transactions in other Latin America countries. This is facilitated through a chaperoning agreement (Rule 15a-6 of the Securities Exchange Act of 1934). The Company also settles securities on a Delivery Versus Payment ("DVP")/Receipt Versus Payment ("RVP") basis in order to provide its customers with more efficient settlement. The settlement of non-U.S. trades on a DVP/RVP basis eliminates an additional step in the transaction process, since a U.S. clearing broker would utilize the services of a local broker-dealer to assist in settlement, which the Company is able to do itself through the facilities of its affiliates.

In addition to its brokerage activities, the Company also provides capital market services, either in the capacity of an underwriter or a placement agent, as well as financial advisory services in mergers and acquisitions.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to subparagraphs (k)(2)(i) and (k)(2)(ii) under the Securities Exchange Act of 1934. The Company does not hold customer funds or securities. The Company qualifies for an exemption from the Rule 15c3-3 reserve calculation in accordance with paragraph k(2)(i) of the Securities Exchange Act of 1934 by maintaining a special reserve bank account for the exclusive benefit of customers.

2. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Company prepares its statement of financial condition in conformity with U.S. generally accepted accounting principles ("US GAAP"). This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue from Contracts with Customers

Under Accounting Standard Codification ("ASC") 606, Revenue from Contacts with Customers, revenues are recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for transferring those goods or services. The following is a description of the Company's revenue recognition policies and balances as it relates to revenue from contracts with customers.

The majority of the Company's revenues fall under the scope of ASC 606, with the exception of Dividend and interest income, Principal transactions and Other income.

The following provides detailed information on the Company's material performance obligations and how revenue is recognized.

Commission income and Referral fees

The Company, acting as an agent, buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Clearance for U.S. securities is performed through Pershing LLC and for non-U.S. securities the Company uses certain of its affiliates. Fees in respect of these services are charged by Pershing LLC or the Company's affiliates and passed on to the Company. Since the Company is the Principal in the transaction, controlling the services before they are transferred to the customer, commissions are recorded on a trade date basis gross of fees. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon and risk and rewards of ownership have been transferred to or from the customer.

2. Summary of Significant Accounting Policies (continued)

Placement and underwriting fees

Placement and underwriting fees consists of fees earned for the placement of a customer's debt or equity securities. The revenue is generally earned based on a percentage of the fixed number of shares or principal placed. On trade date, once the number of shares or notes is determined and the service is completed, the fees are recognized. The Company incurs certain out-of-pocket expenses in performing these services.

Merger and acquisition advisory fees

Financial advisory services consist of fees earned for assisting customers with transactions related to mergers and acquisitions and financial restructurings. Revenue varies depending on the size and number of services performed for each contract and is generally contingent on successful execution of the transaction. Revenue is typically recognized once the transaction is completed and all services have been rendered. However, for certain contracts (retainers), revenue is recognized over time, since the performance obligation is simultaneously provided by the Company and consumed by the customer.

Income from research services

Research fees are defined by the customer based upon their appreciation of the service provided and revenue is recognized when the transaction price is determinable.

Principal transactions

Principal transactions revenue is derived from proprietary transactions. Revenue and related expenses are recognized on a trade date basis. Positions held as part of principal transactions are marked to market on a daily basis.

Cash and Cash Equivalents

Financial instruments, which are readily convertible into cash and have an original maturity date of three months or less at date of acquisition, are considered cash equivalents. Cash on deposit with financial institutions may, at times, exceed federal insurance limits. Cash equivalents are primarily invested in money market funds. The fair value of cash invested in money market funds is based on quoted prices in active markets for identical securities and thus classified as Level 1

2. Summary of Significant Accounting Policies (continued)

within U.S. GAAP's fair value hierarchy. As of December 31, 2018, the fair value of money market fund investments totaled $72,728.

Cash Segregated Under Federal and Other Regulations

Cash segregated under federal and other regulations is segregated for the protection of customers under the Securities and Exchange Act of 1934. The Company maintains a special reserve bank account for the exclusive benefit of customers.

Securities Owned, at Fair Value

As of December 31, 2018, securities owned are comprised of exchange-traded equities, in respect of which the fair values are determined based on quoted prices in active markets for identical securities and thus classified as Level 1 within U.S. GAAP's fair value hierarchy, and totaled $ 3,862. During the year, there were no transfers between fair value hierarchy levels.

Fair Value

The fair values of securities owned, are generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and theoretical pricing models, as well as Net Asset Value for non-public investment funds.

FASB's ASC 825, Financial Instruments, requires the disclosure of the fair value of financial instruments, as defined. All of the Company's financial assets and liabilities are either valued at market or estimated fair value, or because of their short-term nature, approximate fair value. The Company's financial instruments consist substantially of Cash and cash equivalents, and securities owned, which are all classified as Level 1 within U.S. GAAP's fair value hierarchy.

Foreign Currencies

The U.S. dollar ($) is the functional currency of the Company. Transactions in currencies other than U.S. dollars are translated at the exchange rates prevailing at the date of the transactions. Monetary assets or liabilities denominated in currencies other than U.S. dollars are translated at the applicable year end exchange rate.

(In Thousands of US dollars)

2. Summary of Significant Accounting Policies (continued)

As of December 31, 2018, the Company's exposure to foreign currencies (primarily Mexican Peso and Brazilian Real) was as follows:

Assets:	
Cash and cash equivalents	$ 579
Due from brokers, clearing organizations and others	4,812
Due from affiliates, net	3,094
Liabilities:	
Due to brokers, clearing organizations and others	$ 3,909

Due from/to Brokers, Clearing Organizations and Others

Due from brokers, clearing organizations and others include amounts receivable for fails to deliver, amounts receivable from clearing organizations relating to open transactions, good faith and margin deposits, and commissions receivable from broker-dealers. The balance also includes receivables from customers as it relates to customer fails to deliver, and commissions earned.

Due to brokers, dealers and clearing organizations and others include amounts payable for fails to receive and amounts payable to clearing organizations relating to open transactions. The amounts receivable and payable from clearing organizations relating to open transactions are reported on a net basis. The balance also includes payables to customers as it relates to customer fails to receive.

As of December 31, 2018, amounts receivable and payable to brokers, clearing organizations and others include:

	Receivables	**Payables**
Securities failed to deliver / receive	$3,575	$6,250
Customer failed to deliver / receive	5,500	2,824
Clearing organizations	45,790	4,304
Total	$54,865	$13,378

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member LLC, disregarded as a separate entity for tax purposes. In accordance with ASC 740, Income Taxes, the consolidated amount of current and deferred tax expense for a group that files a consolidated tax return should be allocated among the group members when those members issue separate financial statements. As such, the current and deferred income tax expense or benefit represents an allocation from BTG Pactual NY Corporation ("the Parent"), and the corresponding income tax payable (or receivable) is presented as a due to (or from) affiliates.

Under the allocation method applied by the Company, net operating losses (or other current or deferred tax attributes) are characterized as realized (or realizable) by the disregarded entity when those tax attributes are realized (or realizable) by the Parent, even if the subsidiary would not otherwise have realized the attributes on a stand-alone basis.

In connection with the commissions earned on Brazilian stock trades and underwriting activities, the Company is subject to Brazilian withholding tax.

Income taxes are accounted for under FASB guidance, ASC 740, Accounting for Income Taxes, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit. All available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed.

ASC 740 also provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the statement of financial condition. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the statement of financial condition.

(In Thousands of US dollars)

2. Summary of Significant Accounting Policies (continued)

Tax positions not deemed to meet a more likely-than-not threshold would be recorded as a tax expense in the current year. When applicable, the Parent accounts for interest and penalties as a component of income tax expense.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which relates to how an entity recognizes the revenue it expects to be entitled to for the transfer of promised goods and services to customers. This ASU will replace certain existing revenue recognition guidance. The guidance as stated in ASU 2014-09 was initially effective beginning on January 1, 2017. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with—Customers (Topic 606) Deferral of Effective Date, which deferred the effective date by one year, with early adoption permitted on the original effective date. The guidance in ASU 2014-09 permits the use of either the full retrospective or modified retrospective transition method. The FASB has subsequently issued several additional amendments to the standard, including ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the guidance on principal versus agent analysis based on the notion of control and affects recognition of revenue on a gross or net basis. The amendment has the same effective date and transition requirements as the new standard. The Company has adopted the standard on its required effective date of January 1, 2018 using the modified retrospective transition method. The adoption of this guidance did not have a material impact on the Company's statement of financial condition.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This standard requires lessees to recognize a right-of-use ("ROU") asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures.

Accounting guidance for lessors is mostly unchanged. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases, to clarify how to apply certain aspects of the new leases standard. The amendments address the rate implicit in the lease, impairment of the net investment in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase options, variable payments that depend on an index or rate and certain transition adjustments, among other issues. In addition, in July 2018, the FASB issued ASU 2018-11, Leases

(In Thousands of US dollars)

2. Summary of Significant Accounting Policies (continued)

(Topic 842), Targeted Improvements, which provides an additional (and optional) transition method to adopt the new leases standard.

Under the new transition method, a reporting entity would initially apply the new lease requirements at the effective date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption; continue to report comparative periods presented in the statement of financial condition in the period of adoption in accordance with current U.S. GAAP (i.e., ASC 840, Leases); and provide the required disclosures under ASC 840 for all periods presented under current U.S. GAAP. Further, ASU 2018-11 contains a new practical expedient that allows lessors to avoid separating lease and associated non-lease components within a contract if certain criteria are met. In December 2018, the FASB issued ASU 2018-20, Leases (Topic 842), Narrow-Scope Improvements for Lessors, to clarify guidance for lessors on sales taxes and other similar taxes collected from lessees, certain lessor costs and recognition of variable payments for contracts with lease and non-lease components. The guidance in ASUs 2016-02, 2018-10, 2018-11 and 2018-20 is effective beginning January 1, 2019, with early adoption permitted.

The Company adopted the standards on their required effective date and used the effective date as the date of initial application. The new guidance provides a number of optional practical expedients to be utilized by lessees upon transition.

Accordingly, the Company elected the ‘package of practical expedients,’ which permits the Company not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The adoption of this guidance did not have a material impact on the Company’s statement of financial condition.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this ASU require that the statement of cash flows explain the change during the period in the total of cash, cash equivalents and restricted cash. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company has adopted the standard on its required effective date as January 1, 2018 and the adoption of this guidance did not have a material impact on the Company’s statement of financial condition.

BTG Pactual US Capital, LLC

Notes to Statement of Financial Condition (continued)

(In Thousands of US dollars)

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Rule") and the Commodity Futures Trading Commission minimum financial requirements of net capital, pursuant to Regulation 1.17.

The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined by the SEC and FINRA. The Rule requires the Company to maintain a minimum net capital greater than $250. As of December 31, 2018, the Company had net capital of $71,193, which was $70,943 in excess of the minimum net capital required. The Company maintains a special reserve bank account for the exclusive benefit of customers as of December 31, 2018. As of December 31, 2018 the account had a balance of $100.

The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association ("NFA"), which requires that the Company maintain minimum net capital, as defined, equal to or in excess of the greater of $45 ("NFA") or $250 ("SEC").

The Company clears and settles its U.S. equity securities and certain other of its securities trades on a fully disclosed correspondent clearing basis with its clearing brokers, who have responsibility for recordkeeping and sending confirmations and statements to customers on behalf of the Company.

The Company is not required under SEC Rule 15c3-1 to record failed trades on its statement of financial condition or take capital charges for aged failed trades related to this activity.

For this activity, the Company operates pursuant to the Customer Protection Rule under SEC Rule 15c3-3(k)(2)(ii) by clearing all transactions on a fully disclosed basis through its clearing firm.

The Company refers orders for foreign securities to its foreign affiliates under a chaperoning agreement consistent with Rule 15a-6. In accordance with the no-action letter dated April 9, 1997 interpreting SEC Rule 15a-6, clearance and settlement occurs through the direct transfer of funds and securities between the customer or its custodian and the foreign affiliates.

Trades are settled on a DVP/RVP basis with no customer securities or funds being held by the Company. However as required by Rule 15a-6(a)(3), the Company records the contract values of the failed trades in its statement of financial condition and, in the case of aged failed trades, the Company takes an appropriate capital charge as per Rule 15c3-1(C)(2)(ix). For these activities, the Company is exempt from Rule 15c3-3 pursuant to Rule15c3-3(k)(2)(i).

BTG Pactual US Capital, LLC

Notes to Statement of Financial Condition (continued)

(In Thousands of US dollars)

4. Accounts Payable and Accrued Expenses

As of December 31, 2018, accounts payable and accrued expenses include:

Accrued compensation	$14,352
Other accruals	1,006
Total	$15,358

5. Income Taxes

The Tax Cuts and Jobs Act ("Act") was enacted on December 22, 2017. The income tax effects of changes in tax laws are recognized in the period when enacted.

The Act provides for numerous significant tax law changes and modifications with varying effective dates, which include reducing the corporate income tax rate from 35% to 21% and allowing for immediate capital expensing of certain qualified property. We remeasured certain U.S. deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21%.

The act did not have a material impact on the Company. We have benefitted from the immediate capital expensing, however we have realized a reduced deduction for our meals and entertainment.

The Company took a full valuation allowance against the U.S. deferred assets and therefore has not received any benefit from the re-measurement of the deferred tax asset.

The SEC staff issued SAB 118 which allowed us to record provisional amounts during a measurement period which is similar to the measurement period used when accounting for business combinations. We completed the assessment of the impact of the Act on our business and our statement of financial condition with no material adjustment to the estimates recorded at December 31, 2017.

As of December 31, 2018, the deferred tax asset allocated to the Company amounts to $7,889, consisting primarily of the bonus, deferred rent and a net operating loss. The Company took a full valuation allowance against the deferred tax asset. Therefore, no net asset was recognized in the statement of financial condition. The Company has a total valuation allowance of $7,889.

(In Thousands of US dollars)

5. Income Taxes (continued)

As of December 31, 2018, the Company determined that it had no uncertain tax positions, interest or penalties as defined within ASC 740-10. The Company does not expect significant changes in the unrecognized tax benefits to occur within the next 12 months.

The Parent's income tax statute is open under the general three-year statute. The Parent is being audited by New York State and New York City for the 2012 – 2014 tax years and 2012 – 2016 tax years, respectively.

6. Concentration of Credit Risk

As of December 31, 2018, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash, which is on deposit with a limited number of financial institutions, and cash equivalents, which are invested in money market funds. As of December 31, 2018, 36% of Cash and cash equivalents are deposited with an affiliated company, Banco BTG Pactual S.A. – Cayman Branch, and 59% are deposited in a liquidity fund with BlackRock.

In addition, receivables from clearing organizations are concentrated in a limited number of financial institutions. As of December 31, 2018, 33% of such receivables are from Pershing LLC, 46% from Citigroup Global Markets Limited, and the remaining 21% from various others.

7. Off-Balance Sheet Risk and Transactions with Customers

ASC 460, Guarantees, provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to credit risk of counterparties or customer non-performance.

Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. Due to the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts as of December 31, 2018.

BTG Pactual US Capital, LLC

Notes to Statement of Financial Condition (continued)

(In Thousands of US dollars)

8. Related Party Transactions

The Company enters into certain transactions with affiliates, some of which are subject to service level agreements. A summary of significant related party transactions included in the statement of financial condition as of December 31, 2018 are as follows:

Statement of Financial Condition		
Cash and cash equivalents	Banco BTG Pactual S.A. - Cayman Branch	$26,632
Cash and cash equivalents	Banco BTG Pactual S.A	582
Cash and cash equivalents	BTG Pactual Chile y Bolsa de Comercio de Santiago	60
Due from affiliates, net		
Income tax	BTG Pactual NY Corporation	2,352
Placement fees	Banco BTG Pactual S.A.	1,138
Syndicate expenses	Banco BTG Pactual S.A.	491
Syndicate expenses	BTG Pactual S.A. Comisionista de Bolsa	23
Commission receivable	BTG Pactual CTVM S.A.	1,382
Commission receivable	BTG Pactual Casa de Bolsa, S.A de C.A.	38
Commission receivable	BTG Pactual Chile SPA	12
Commission receivable	BTG Pactual Peru S.A. SAB	7
Commission receivable	BTG Pactual S.A. Comisionista de Bolsa	2
Referral fees	Banco BTG Pactual S.A. - Cayman Branch	1,110
Unsettled trades receivable	Banco BTG Pactual S.A.	574
Unsettled trades receivable	Banco BTG Pactual S.A. - Cayman Branch	25
Other		176
		$7,330
Due from brokers, clearing organizations and others		
Security fails to deliver	Banco BTG Pactual S.A. - Cayman Branch	3,575
Due to affiliates, net		
Expense sharing	BTG Pactual Asset Management US, LLC	(2,017)
Syndicate expenses	Banco BTG Pactual S.A.	(7)
Unsettled trades payable	Banco BTG Pactual S.A. - Cayman Branch	(25)
Underwriting fees	Banco BTG Pactual S.A. - Cayman Branch	(131)
Other		(32)
		($2,212)
Due to brokers, clearing organizations and others		
Security fails to receive	Banco BTG Pactual S.A. - Cayman Branch	(6,250)

8. Related Party Transactions (continued)

On August 3, 2016, BTG Pactual Holding Internacional S.A. executed a guarantee agreement in favor of and for the benefit of the Company, whereby BTG Pactual Holding Internacional S.A., unconditionally and irrevocably guarantees the prompt payment of the Company's present or future obligations to its clients, as and when they fall due. The guarantee has no expiry date.

9. Commitments and Contingent Liabilities

The Company is not involved in any material legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. There is no effect on the Company's statement of financial condition.

In the normal course of business, the Company indemnifies its clearing brokers against specified potential losses in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the statement of financial condition for this indemnification.

In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to such underwriting commitments that were open at December 31, 2018.

10. Subsequent Events

The Company evaluated subsequent events through February 28, 2019, the issuance date of the statement of financial condition, and noted no subsequent events requiring disclosures in or adjustments to the statement of financial condition taken as a whole.